As filed with the Securities and Exchange Commission on November 22, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

AMERICAN LAND LEASE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	84-1500244 (I.R.S. Employer Identification Number)

29399 U.S. Hwy 19 North Suite 320
Clearwater, Florida 33761
(727) 726-8868
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Terry Considine
Chairman of the Board of Directors and Chief Executive Officer
American Land Lease, Inc.
29399 U.S. Hwy 19 North Suite 320
Clearwater, Florida 33761
(727) 726-8868
(Name, Address, Including Zip Code, and Telephone Number, including Area Code, of Agent For Service)

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to Be Registered	Amount to Be Registered	Proposed Maximum Aggregate Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $.01 per share	21,862	$13.90	$303,882	$27.96

(1)	Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the closing price November 19, 2002.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

AMERICAN LAND LEASE, INC.

29399 U.S. Hwy 19 North, Suite 320, Clearwater, Florida 33761 (727) 726-8868

21,862 Shares of Common Stock

American Land Lease, Inc. is a self-administered and self-managed real estate investment trust which, through its subsidiary entities, owns and operates manufactured home land lease communities, develops manufactured home land lease communities and conducts home sales activities in pursuit of land lease originations in its manufactured home land lease communities.

This Prospectus relates to the offer and sale from time to time by certain selling stockholders (the “selling stockholders”) of up to 21,862 shares of Common Stock issued in exchange for Partnership Common Units of Asset Investors Operating Partnership, L.P. (“Common Units”).

The registration of the shares covered by this Prospectus does not necessarily mean that any of the shares will be offered or sold by the selling stockholders. We will receive no proceeds from any sales of the shares and will be reimbursed by the selling stockholders for all fees and expenses incurred in connection with the offering. See “Selling Stockholders” and “Plan of Distribution.”

The selling stockholders may sell the Common Stock offered hereby from time to time on the New York Stock Exchange or such other national securities exchange or automated interdealer quotation system on which the shares of Common Stock are then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices.

The Common Stock is listed and traded on the New York Stock Exchange under the symbol “ANL.” On November 21, 2002, the closing sale price of the Common Stock on the New York Stock Exchange was $14.00 per share.

An investment in the Common Stock involves significant risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 21, 2002.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this prospectus and in documents that are incorporated by reference, we have made forward looking statements. These statements are based on our estimates and assumptions and are subject to a number of risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” or similar expressions.

Our future results could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements. If further events and actual performance differ from our assumptions, our actual results could vary significantly from the performance projected in the forward-looking statements.

The following important factors, along with those discussed elsewhere in this prospectus and in the documents that we incorporate by reference, could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	general economic and business conditions;

•	interest rate changes;

•	financing and refinancing risks;

•	risks inherent in owning real estate or debt secured by real estate;

•	future development rate of home sites;

•	future rate of home sales at developed sites;

•	competition;

•	the availability of real estate at prices which meet our investment criteria;

•	tax law changes, and our ability to comply with tax laws (including the requirements for qualification as a real estate investment trust, or REIT);

•	our ability to reduce expense levels, implement rent increases and use leverage; and

•	other risks set forth in our Securities and Exchange Commission, or SEC, filings.

THE COMPANY

We are a Delaware corporation incorporated on May 25, 1999. We have elected to be taxed as a REIT. We are the sole general partner of Asset Investors Operating Partnership, L.P., or the Operating Partnership, through which we conduct substantially all of our business. As of September 30, 2002, we held an approximate 87% interest in the Operating Partnership. The Operating Partnership directly and indirectly owns and operates manufactured home land lease communities, develops manufactured home land lease communities and conducts home sales activities in pursuit of land lease originations in its manufactured home land lease communities.

Wells Fargo Bank Minnesota, N.A. serves as transfer agent and registrar of our Common Stock.

Our principal executive offices are located at 29399 U.S. Hwy 19 North, Suite 320, Clearwater, Florida 33761. Our telephone number is (727) 726-8868.

RISK FACTORS

Our certificate of incorporation limits the amount of outstanding shares of common stock that our stockholders may purchase or own.

Our certificate of incorporation limits the amount of outstanding shares of common stock that our stockholders may purchase or own in various ways. First, it limits direct or indirect ownership of our common stock by any single stockholder to 5% of the outstanding shares unless the board of directors grants an exemption to a stockholder. Second, our certificate also prohibits anyone from buying shares if the purchase could adversely affect our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or if five or fewer persons, applying broad attribution rules of the Internal Revenue Code of 1986, as amended, or the Code, own 50% or more of our shares. Third, our certificate limits purchases of our common stock if such purchases would cause us to undergo an ownership change that would limit the availability of our net operating losses. Last, our certificate of incorporation prohibits ownership of our common stock by any person or persons that would cause us to receive income of a nature that would prevent us from satisfying the gross income requirements that apply to REITs. In the event of a violation by you of the ownership provisions described above, the shares of our stock which caused you to violate the ownership requirements would be automatically transferred to a trust for the benefit of a charitable beneficiary and you will be deemed to never have had an interest in those shares of stock. The trust will sell those shares, within a designated period, at which time you will receive the lesser of the price you paid for the shares or the price received by the trustee upon the sale. If the transfer to the trust should not be effective for any reason, the transaction, such as a purchase of shares, would be treated as void and you, the intended owner, would acquire no rights to those shares.

Our certificate of incorporation may limit the ability of a third party to acquire control of us.

The ownership limits in our certificate of incorporation discussed above may have the effect of precluding the acquisition of control of us by a third party without the consent of our board of directors. In addition, our certificate of incorporation authorizes the board of directors to issue up to 1,000,000 shares of preferred stock. Under our certificate of incorporation, the board of directors has the authority to classify, reclassify and issue shares of preferred stock, including the determination of the preferences, rights, powers and restrictions of the preferred stock. The authorization and issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change of control were in our stockholders’ best interests.

There are numerous risks associated with our acquisition activities.

The selective acquisition of manufactured home communities is one component of our growth strategy. However, we may be unable to identify suitable manufactured home communities for acquisition or complete transactions in the future. In addition, the acquisition of manufactured home communities is subject to the risks that:

•	we may be unable to obtain acquisition financing on satisfactory terms or at all, in which case we may be unable to sufficiently leverage our capital to achieve our desired results of operations;

•
once acquired, these manufactured home communities may not perform as projected, and we may be unable to realize projected occupancy and rental rates, in which case these acquisitions may adversely affect our cash flow, net income and funds from operations;

•	we may assume liabilities in connection with these manufactured home communities for which adequate indemnification from the seller or our insurance carriers may not be available; and

•
we may be unable to successfully integrate the personnel and operations of the acquired business, in which case we may be unable to effectively operate the manufactured home communities, which may, in turn, adversely affect our returns.

There are numerous risks associated with our development activities.

The development and expansion of manufactured home communities is one component of our growth strategy. When we develop or expand properties, we are subject to the risks that:

•	costs may exceed original estimates;

•	we may be unable to obtain construction financing on satisfactory terms or at all, in which case we may be unable to develop or expand our properties to achieve our growth objectives;

•	construction and lease-up may not be completed on schedule, which may adversely affect our cash flow, net income and funds from operations; and

•
we may experience difficulties or delays in obtaining necessary zoning, land-use, building, occupancy or other governmental permits and authorizations, which may adversely affect our desired growth rate, cash flow, net income and funds from operations.

Our debt service obligations may leave us with insufficient cash resources to meet our other working capital and distribution needs.

Our strategy is generally to incur debt to increase the return on our equity. Our organizational documents do not limit the amount of debt that we may incur. As part of our strategy, we most often utilize long-term, fixed-rate, fully amortizing debt. Payments of principal and interest may leave us with insufficient cash resources to operate our properties or pay distributions required to be paid in order to maintain our qualification as a REIT. We are also subject to the risk that our cash flow from operations will be insufficient to make required payments of principal and interest, and the risk that existing indebtedness will not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we fail to make required payments of principal and interest on any debt, our lenders could foreclose on the properties securing the debt with a resulting loss of income and asset value to us.

Increases in interest rates may increase our interest expense.

From time to time, we may incur debt that is subject to variable interest rates. An increase in interest rates could increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make distributions. At September 30, 2002, 21.9% of our aggregate debt was subject to variable rates. The base rate for our variable rate debt is primarily a function of the lender’s prime rate of interest plus, in some cases, a spread above the prime rate or based upon the 30-day London Interbank Offered Rate.

Our real estate investments are subject to numerous risks that are beyond our control.

Our ability to make payments to our investors depends on our ability to generate cash from operations in excess of required debt payments and capital expenditures. Our cash from operations and the value of our properties may be adversely affected by events or conditions which are beyond our control, including the following material risks:

•	the general economic climate;

•	competition from other housing alternatives;

•	local conditions, such as increases in unemployment, oversupply of housing or a reduction in demand, that might adversely affect occupancy or rental rates;

•	increases in operating costs, including real estate taxes, due to inflation and other factors, which may not necessarily be offset by increased rents;

•	changes in governmental regulations and the related costs of compliance;

•	changes in tax laws and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing;

•	changes in the interest rate levels and the availability of retail financing used by our tenants to acquire the homes situated on land we lease;

•	changes in interest rate levels and the availability of financing; and

•	the relative illiquidity of real estate investments.

Our properties may be subject to environmental liabilities.

Various federal, state and local laws subject property owners or operators to liability for the costs of removal or rededication of hazardous substances released on a property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of, or the failure to properly remediate, hazardous substances may adversely affect occupancy at contaminated manufactured home communities and our ability to sell, rent or borrow against contaminated properties. In addition to the costs associated with investigation and rededication actions brought by governmental agencies, the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs.

Various laws also impose, on persons who arrange for the disposal or treatment of hazardous or toxic substances, liability for the cost of removal or rededication of hazardous substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility.

Laws benefiting disabled persons may result in unanticipated expenses.

A number of federal, state and local laws exist to ensure that disabled persons have reasonable access to public buildings. For example, the Americans with Disabilities Act of 1990 requires that all places of public accommodation meet federal requirements related to access and use by disabled persons. Common areas on our properties that are used by our tenants on the property, such as clubhouses, are subject to the Americans with Disabilities Act. Likewise, the Fair Housing Amendments Act of 1988 requires that apartment properties first occupied after March 13, 1990, be accessible to the handicapped. These laws may require modifications to our properties or restrict renovations of our properties. Failure to comply with these laws could result in the imposition of fines, an award of damages to private litigants and/or an order to correct any non-complying feature, which could result in substantial capital expenditures. Although we believe that our properties are substantially in compliance with present requirements, incurrence of unanticipated expenses to comply with laws requiring equal access to the disabled may adversely affect our financial condition.

Our properties may become subject to rent control and other legislation affecting rents which could decrease our revenues.

We presently expect to maintain manufactured home communities, and may purchase additional properties, in markets that are either subject to rent control laws or in which such legislation may be enacted. Enactment of rent control laws has been considered from time to time in jurisdictions in which we operate and are currently in effect at one property that we own, located in New Jersey. State and local laws might limit our ability to increase rents on some of our properties, and thereby, limit our ability to recover increases in operating expenses and the costs of capital improvements.

Our directors and executive officers have substantial influence on us and may use this influence to affect decisions made by our stockholders.

As of September 30, 2002, our executive officers and directors held in the aggregate approximately 16% of our common stock, assuming that all the units of the Operating Partnership that they own are exchanged for common stock. Furthermore, as of September 30, 2002, they could acquire an additional approximately 12% of our common stock, assuming all stock options they have been granted are exercised. Although there is no current agreement, understanding or arrangement for these stockholders to act together on any matter, if they were to act together in the future these stockholders could be in a position to exercise significant influence and control over any decisions made by our stockholders, including the election of directors.

Our board of directors may unilaterally implement changes in our investment and financing policies that may affect the interests of our stockholders.

Our investment and financing policies, and our policies with respect to other activities, including growth, debt, capitalization, REIT status and operating policies, are determined by the board of directors. Although the board of directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the board of directors without notice to stockholders or a vote of our stockholders. Accordingly, stockholders have no direct control over changes in our policies and changes in our policies may affect them.

The loss of key executive officers could have an adverse effect on us.

We are dependent on the efforts of our Chairman and Chief Executive Officer, Terry Considine, our Vice Chairman, Thomas L. Rhodes, our President and Chief Operating Officer, Robert G. Blatz, and our Chief Financial Officer and Treasurer, Shannon E. Smith. The loss of their services could have an adverse effect on our operations. We do not currently have employment agreements with, or maintain or contemplate obtaining any “key man” life insurance on, our executive officers.

Neither Mr. Considine nor Mr. Rhodes devotes his full time to our business. Both are employed, and have business interests, outside of our business. Each of Mr. Blatz and Mr. Smith devotes substantially all of his time to our business.

If we fail to qualify as a REIT, we would be subject to tax at corporate rates and we would not be able to deduct distributions to our stockholders for tax purposes.

Adverse consequences of failure to qualify as a REIT.  Although we believe that we operate in a manner that enables us to meet the requirements for qualification as a REIT for Federal income tax purposes, the rules regarding REIT qualification are highly technical and complex, and no assurance can be given that the Internal Revenue Service, or IRS, will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. In addition, our ability to qualify depends in part upon the actions of third parties over which we have no control, or only limited influence. For instance, our REIT qualification depends upon the conduct of entities with which we have, or may have in the future, a direct or indirect relationship as lender, lessor, or holder of a non-controlling equity interest.

If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing our taxable income and we would be subject to Federal income tax at regular corporate rates. Unless we were entitled to relief under the tax law, we could not elect to be taxed as a REIT for four years following the year during which we were disqualified. However, if we lose our REIT qualification, our net operating loss that expires between 2007 and 2009 may be available to reduce the amount of income that would otherwise be taxable.

Possible legislative or other acts affecting REITs could have an adverse effect on us.  The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law could adversely affect our investors. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our investors will be changed.

Even if we qualify as a REIT, other tax liabilities could negatively affect us. Even if we qualify as a REIT, we and our subsidiaries may be subject to Federal, state and local taxes on income, capitalization and property that could reduce operating cash flow.

If we experience an ownership change our use of net operating losses would be limited.  We have a net operating loss carryover of approximately $65 million which is scheduled to expire between 2007 and 2009. Under the Code, if a corporation experiences an “ownership change,” the aggregate amount of net operating losses available to offset otherwise taxable income is generally limited each year to an amount equal to the value of the corporation’s stock at the time of the ownership change multiplied by the long-term tax-exempt rate. In general, an ownership change occurs if one or more large stockholders increase their aggregate percentage interest in us by more than 50 percentage points over a three-year period. It is possible that transactions over which we do not have control could cause an ownership change, and result in a limitation on our ability to utilize our net operating losses.

Our distribution requirements may have the effect of reducing our available cash.

As a REIT, we are subject to annual distribution requirements which limit the amount of cash we have available for other business purposes, including amounts to fund our growth. See “Federal Income Tax Considerations of the Company—Taxation of the Company—Annual Distribution Requirements.”

Potential losses may be uninsured.

We maintain comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance with respect to the properties that we own with policy specifications, limits, and deductibles customarily carried for similar properties. Some types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, hurricanes, floods (in some circumstances), riots, or acts of war or terrorism. In the event that one of our communities is subject to a casualty that results in our tenant’s home being destroyed, insurance proceeds may not be sufficient to replace the rental income lost from the expiration of the tenant’s lease term until such time as we are able to originate a new ground lease through our home sales operation. Because we have a diversified portfolio of manufactured home communities that we believe presents a target of lower interest relative to alternative targets, and because of our inability to obtain such specialized coverage at rates that correspond to the perceived level of risk, we may elect not to purchase insurance for losses caused by acts of terrorism. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flow from affected properties that we own.

An increase in prevailing interest rates or an increase in dividends on comparable REIT securities could adversely affect the price of our common stock.

One of the factors that may influence the market price of our common stock is annual distributions per share. An increase in prevailing interest rates or an increase in distributions on comparable REIT securities may adversely affect the market price of our common stock unless we increase the distributions on the shares of our common stock.

USE OF PROCEEDS

We will not receive any cash proceeds upon any sale of common stock by the selling stockholders.

SELLING STOCKHOLDERS

This prospectus relates to periodic offers and sales of up to 21,862 shares of Common Stock by the selling stockholders listed and described below and their pledgees, donees and other successors in interest. The following table sets forth certain information with respect to the selling stockholders and their beneficial ownership of shares of Common Stock as of the date hereof. Except as indicated below, none of the named selling stockholders holds any position, office or has had any other material relationship with us, or any of our predecessors or affiliates, during the past three years. The shares owned by each selling stockholder represent less than 1% of the shares of Common Stock outstanding as of September 30, 2002. Because the selling stockholders may sell none, some or all of the shares offered hereby, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of such shares, no estimate can be given as to the number of shares that will be held by the selling stockholders upon termination of any offering made hereby.

SELLING STOCKHOLDER	AMOUNT OWNED PRIOR TO OFFERING(1)	AMOUNT OFFERED HEREBY
CADC Holding LLC(2)	44,528	21,818
Community Acquisition and Development Corporation(3)	44	44

(1)    Represents shares of Class A Common Stock currently owned or issuable in exchange for an equal number of Common Units currently owned by the named selling stockholder.

(2)    Joseph W. Gaynor is the Managing Member of CADC Holding LLC and served as our Vice President of Development and General Counsel from January 2000 through June 2002.

(3)    Joseph W. Gaynor is the President of Community Acquisition and Development Corporation and served as our Vice President of Development and General Counsel from January 2000 through June 2002.

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale from time to time by the selling stockholders of up to 21,862 shares of common stock. The selling stockholders may sell shares from time to time in one or more transactions, which may include underwritten offerings, sales in open market or block transactions on the New York Stock Exchange, or such other national securities exchange or automated interdealer quotation system on which shares of common stock are then listed or quoted, sales in the over-the-counter market, privately negotiated transactions, put or call options transactions relating to the shares, short sales of shares, hedging transactions, or in transactions in which shares may be delivered in connection with issuance of securities by issuers other than American Land Lease, Inc. that are exchangeable for or payable in such shares, distributions to beneficiaries, partners, members, or stockholders of the selling stockholders or a combination of such methods of sale or by any other legally available means, at market prices prevailing at the time of sale, at prices related to prevailing market prices at the time of the sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the securities offered hereby, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. In addition, any of the shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 (the “Securities Act”), may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. Such compensation as to a particular broker-dealer might be in excess of customary commissions. In effecting sales, such broker-dealers may arrange for other broker-dealers to participate.

The selling stockholders may enter into options or other transactions with broker-dealers or other financial institutions which may resell the securities offered hereby pursuant to this prospectus, as supplemented or amended to reflect the transaction.

If shares are sold in an underwritten offering, the shares will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices at the time of the sale or at negotiated prices. Any initial public offering price and any discounts or commissions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters may sell shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. Such compensation as to a particular broker-dealer might be in excess of customary commissions.

Depending upon the circumstances of any sale hereunder, the selling stockholders and any underwriter or broker-dealer who acts in connection with the sale of shares hereunder may be deemed to be “underwriters,” within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

In order to comply with the securities laws of certain jurisdictions, the securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption or federal preemption from registration or qualification is available and is complied with.

The selling stockholders have agreed, jointly and severally, to reimburse us for all expenses in connection with the registration of the shares being offered hereby. The selling stockholders are responsible for paying broker’s commissions, underwriting discounts and any other selling expenses, as well as fees and expenses of selling stockholders’ counsel.

Upon our being notified by a selling stockholder that any material arrangement has been entered into with an underwriter or a broker-dealer for the sale of shares through a special offering, block trade, exchange distribution or a secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon our being notified by a selling stockholder that a donee or pledgee of such selling stockholder intends to sell more than 500 shares, a supplement to this prospectus will be filed.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material Federal income tax consequences relating to the acquisition, holding, and disposition of our common stock. For purposes of the discussion in this section under the heading “Federal Income Tax Considerations”, references to the Company mean only American Land Lease, Inc., and do not include its subsidiaries, except as otherwise required by the context. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect. You should note that all of these sources of tax law are subject to change, possibly with retroactive effect. This summary is also based upon the assumption that the operation of the Company and its subsidiaries and affiliated entities will be in accordance with their respective organizational documents or partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

- financial institutions;

- insurance companies;

- broker-dealers;

- regulated investment companies;

- holders who receive Company stock through the exercise of employee stock options or otherwise as compensation;

- persons holding Company stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

and, except to the extent discussed below:

- tax exempt organizations; and

- foreign investors.

This summary assumes that investors will hold their Company stock as a “capital asset”, which generally means as property held for investment. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this registration statement. No assurances can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

THE FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR

REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, EXCHANGING, OR OTHERWISE DISPOSING OF COMPANY STOCK, AND OF THE ELECTION OF THE COMPANY TO BE TREATED FOR FEDERAL INCOME TAX PURPOSES AS A REIT.

TAXATION OF THE COMPANY

The Company elected to be taxed as a REIT commencing with its initial taxable year ended December 31, 1986. The Company believes that it was organized and has operated in such a manner as to qualify for taxation as a REIT, and intends to continue to operate in such a manner. No assurance can be given, however, that the Company was organized and has operated in each year in such a manner as to qualify as a REIT.

Tax Opinion

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification tests imposed upon REITs by the Code. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for Federal income tax purposes of certain affiliated entities, including the qualification of Commercial Assets Inc. as a REIT prior to the merger of Commercial Assets into the Company that occurred in 2000. The ability of the Company to qualify as a REIT requires, among other things, that either (a) notes issued by a trust in which the Company, as successor to Commercial Assets, has held an indirect interest are classified for Federal income tax purposes as indebtedness, or (b) notwithstanding any failure of the trust notes to be treated as indebtedness for Federal income tax purposes, the Company, as successor to Commercial Assets, had reasonable cause for any resultant failure to satisfy the income tests applicable to REITs. In addition, the ability of the Company to qualify as a REIT also depends in part upon the operating results, organizational structure and entity classification for Federal income tax purposes of certain affiliated entities. See “—Effect of Subsidiary Entities,” “—Income Tests,” and “—Tax Aspects of Investments in Partnerships.” While the Company intends to operate so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge its qualification, or that it will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Ernst & Young LLP has issued an opinion substantially to the effect that the trust notes issued by the trust in which Commercial Assets held an indirect interest are more likely than not to be treated as indebtedness for Federal income tax purposes. If the notes issued by the trust are treated as indebtedness for Federal income tax purposes, then Commercial Assets, which established the trust, and the Company as successor to Commercial Assets, would have continued to be treated as the owner of all of the trust’s assets, notwithstanding the issuance of the notes. Commercial Assets would also be treated, for Federal income tax purposes, as deriving all of the items of gross income earned by the trust, consisting of mortgage interest that qualifies for purposes of the REIT gross income tests described below, and as having made the largely offsetting interest payments with respect to the notes. Some uncertainty exists as to the proper tax classification of the notes because of the substantial leverage maintained by the trust, and because principal payments are generally made pro rata on the different classes of notes and the residual interest in the trust, rather than by making principal payments with respect to only the senior-most outstanding class until that class is repaid in full. Even if the notes are not classified as indebtedness for Federal income tax purposes, and, as a result, Commercial Assets (and the Company, as successor to the trust interests) fails to satisfy the gross income requirements that apply to REITs, it may nonetheless maintain its qualification as a REIT by showing that it had reasonable cause for the failure and by satisfying other requirements.

Skadden, Arps, Slate, Meagher & Flom LLP has issued an opinion substantially to the effect that the Company has been organized in conformity with the requirements for qualification as a REIT, and its actual and proposed method of operation has enabled and will enable it to meet the requirements for qualification and taxation as a REIT under the Code, commencing with its 1998 taxable year through the date of the opinion. The opinion of Skadden, Arps is based upon, among other things, the conclusion that either the notes described above are, in reliance on the opinion issued by Ernst & Young, treated as indebtedness for Federal income tax purposes, or, alternatively, that Commercial Assets (or the Company, as a successor to the trust interests) had reasonable cause for any resultant failure to satisfy the gross income requirements applicable to REITs. Skadden, Arps has not rendered an opinion as to whether the trust notes constitute indebtedness for Federal income tax purposes, or, other than as stated above, any legal opinion regarding the tax consequences of an investment in the Company.

It must be emphasized that the opinions of Skadden, Arps and of Ernst & Young, as described above, are based on various assumptions relating to the organization and operation of the Company and Commercial Assets, and are conditioned upon representations made by the management of the Company and Commercial Assets as to relevant factual matters, and covenants as to future operations. While the Company intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of the Company, no assurance can be given by Skadden, Arps, Ernst & Young or the Company that the Company will so qualify for any particular year. The opinions are expressed as of their respective dates, and Skadden, Arps and Ernst & Young have no obligation to advise holders of Company stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. Opinions of Skadden, Arps and Ernst & Young are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. In addition, Skadden, Arps has not historically represented the Company, and its opinion does not cover taxable years ended prior to 1998, or periods subsequent to its issuance.

Taxation of REITs in General

As indicated above, qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below. While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to Federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level upon a distribution of dividends by the REIT. Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules relating to capital gains recognized by a REIT, as described in “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

If we qualify as a REIT, we may nonetheless be subject to Federal tax in the following circumstances:

- We will generally be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains, except to the extent that income may be offset by net operating losses.

- We may be subject to the “alternative minimum tax” on items of tax preference, including any deductions of net operating losses.

- If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% excise tax.

- If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% excise tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

- If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (a) the greater of the amount by which we fail the 75% or the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect our profitability.

- If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed plus (ii) retained amounts on which income tax is paid at the corporate level.

- We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

- A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

- If we acquire assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, under Temporary Treasury regulations, the subchapter C corporation would generally be required to recognize any net built-in gain that would have been realized if it had liquidated on the day before the date of the transfer (i.e., as if it had sold its assets in a taxable transaction). The regulations provide, however, that in lieu of taxation of the transferor subchapter C corporation as described immediately above, a REIT that acquires the assets may elect to be subject to tax at the highest corporate income tax rate then applicable if it subsequently recognizes the built-in gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

- Certain of our subsidiaries are subchapter C corporations, the earnings of which are subject to federal income tax.

    Requirements for Qualification —General

The Code defines a REIT as a corporation, trust or association:

(1)  that is managed by one or more trustees or directors;

(2)  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)  which would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)  that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)  the beneficial ownership of which is held by 100 or more persons;

(6)  in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified entities); and

(7)  which meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. The Company’s Amended and Restated Certificate of Incorporation provides restrictions regarding transfers of its shares, which are intended to assist the Company in satisfying the share ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by the Company. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Our failure to comply with these record keeping requirements could subject us to monetary penalties. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. The Company satisfies this requirement.

    Effect of Subsidiary Entities

Ownership of Partnership Interests.  In the case of a REIT that is a partner in a partnership, Treasury regulations provide that the REIT is deemed to own its allocable share of the partnership’s assets, and to earn its allocable share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs as described below. In addition, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, our allocable share of the assets and items of income of our subsidiary partnerships, which includes the partnerships and limited liability companies in which we have a direct or indirect ownership interest, including Asset Investors Operating Partnership, will be treated as assets and items of income of the Company for purposes of applying the REIT requirements described herein. A summary of rules governing the Federal income taxation of partnerships and their partners is provided below in “—Tax Aspects of Investments in Partnerships.”

Disregarded Subsidiaries.  If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the

REIT itself, including for purposes of the gross income and asset tests applicable to REITs as described below. A qualified REIT subsidiary is any corporation, other than a “taxable REIT subsidiary” as described below that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. We have several qualified REIT subsidiaries. Similarly, a single member limited liability company owned by the Company would also generally be disregarded as a separate entity for Federal income tax purposes including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with subsidiary partnerships of the Company, are sometimes referred to in this registration statement as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of the Company ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than the Company or another disregarded subsidiary of the Company–the subsidiary’s separate existence would no longer be disregarded for Federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that a REIT generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries.  Effective in 2001, a REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for Federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which would reduce the cash flow generated by the Company and its subsidiaries in the aggregate, and the Company’s ability to make distributions to its stockholders.

A parent REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the parent REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees or foreign currency gains).

    Income Tests

In order to maintain qualification as a REIT, the Company annually must satisfy two gross income requirements. First, at least 75% of the Company’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in

“prohibited transactions,” must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities), and gains from the sale of real estate assets, as well as income from some kinds of temporary investments. Second, at least 95% of the Company’s gross income for each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other dividends, interest and gain from the sale or disposition of stock or securities which need not have any relation to real property.

Rents received by the Company will qualify as “rents from real property” in satisfying the gross income requirements described above, only if several conditions are met, including the following. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of rent attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which the REIT derives no revenue. The Company and its affiliates are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, the Company and its affiliates may directly or indirectly provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, the Company is permitted to provide services to tenants or others through a taxable REIT subsidiary corporation without disqualifying the rental income received from tenants for purposes of the REIT income requirements. Also, rental income will qualify as rents from real property only to the extent that the Company does not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity.

To the extent that a REIT derives interest income from a mortgage loan or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had it been earned by a REIT. The Company has made mortgage loans and entered into ground leases, as lessor, in reliance upon the exception described in the preceding sentence. Accordingly, the ability of the Company to treat the income derived from these arrangements as income that qualifies for purposes of the REIT gross income tests will depend, in part, upon the character of the income generated by a particular borrower or lessee, which may not be within the control of the Company.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests.

Interest income constitutes qualifying mortgage interest for purposes of the 75% income test (as described above) to the extent that the obligation is secured by a mortgage on real property. If the Company receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that the Company acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and the Company’s income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is under secured, the income that it generates may nonetheless qualify for purposes of the 95% income test.

The Company may indirectly receive distributions from taxable REIT subsidiaries or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. Any dividends received by the Company from a REIT will be qualifying income in the Company’s hands for purposes both the 95% and 75% income tests.

If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for the year if it is entitled to relief under applicable provisions of the Code and Treasury Regulations. These relief provisions will be generally available if the failure of the Company to meet these tests was due to reasonable cause and not due to willful neglect, the Company attaches to its tax return a schedule of the sources of its income, and any incorrect information on the schedule was not due to fraud with intent to evade tax. The tax opinion of Skadden, Arps, relating to the qualification of the Company as a REIT, is based upon the application of these relief provisions in the event that notes issued by a trust in which the Company (as successor to Commercial Assets) holds a residual interest are not treated as indebtedness for Federal income tax purposes. See “—Taxation of the Company—Tax Opinion.” It is not possible to state whether the Company would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above under “—Taxation of the Company—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the amount by which the Company fails to satisfy the particular gross income test.

    Asset Tests

The Company, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets.

- First, at least 75% of the value of the total assets of the Company must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, and some kinds of mortgage backed securities and mortgage loans. Securities that do not qualify for purposes of this 75% test are subject to the additional asset tests described below, while securities that do qualify for purposes of the 75% asset test are not subject to the additional asset tests.

- Second, the value of any one issuer’s securities owned by the Company may not exceed 5% of the value of the Company’s total assets.

- Third, the Company may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of taxable REIT subsidiaries, and the 10% value test does not apply to “straight debt” having specified characteristics.

- Fourth, the aggregate value of all securities of taxable REIT subsidiary corporations held by a REIT may not exceed 20% of the value of a REIT’s total assets.

Notwithstanding the general rule, that for purposes of the REIT income and asset tests, a REIT is treated as owning its share of the underlying assets of a subsidiary partnership, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of the asset tests, unless it is a qualifying mortgage asset, or the REIT owns a 20% or greater interest in the partnership and the indebtedness otherwise satisfies the rules for “straight debt.” Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, non-mortgage debt held by the Company that is issued by another REIT may not so qualify.

The Company believes that its holdings of securities and other assets have complied and will continue to comply with the foregoing REIT asset requirements, and it intends to monitor compliance on an ongoing basis. No independent appraisals have been obtained, however, to support the Company conclusions as to the value of its total assets, or the value of any particular security or securities. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Accordingly, there can be no assurance that the IRS will not contend that the Company’s interests in its subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset requirements.

    Annual Distribution Requirements

The Company, in order to qualify as a REIT, is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

(a)  the sum of

(1)  90% of the “REIT taxable income” of the Company (computed without regard to the deduction for dividends paid and net capital gain of the Company) and

(2)  90% of the net income (after tax), if any, from foreclosure property, minus

(b)  the sum of specified items of noncash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for the year and if paid with or before the first regular dividend payment after such declaration. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by the Company, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among different classes of stock as set forth in the Company’s organizational documents.

To the extent that the Company distributes at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax at ordinary corporate tax rates on the retained portion. The Company may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, the Company could elect to have its stockholders include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax paid by the Company. Stockholders of the Company would then increase the adjusted basis of their Company shares by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares.

To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may, in part, reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. However, such losses will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.” As described below in “—Loss Carryovers,” the Company has net operating losses carried forward from previous taxable years.

It is possible that the Company, from time to time, may not have sufficient cash to meet the distribution requirement due to timing differences between (a) the actual receipt of cash, including receipt of distributions from its subsidiaries, and (b) the inclusion of items in income by the Company for Federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirement, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property.

The Company may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in the deduction for dividends paid of the Company’s for the earlier year. In this case, the Company may be able to avoid losing its REIT status or being taxed on amounts distributed as deficiency dividends. However, the Company will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

In addition to the distributions necessary to maintain REIT status, if the Company should fail to distribute during each calendar year, at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed and (y) the amounts of income retained on which it has paid corporate income tax. The Company believes that it has made, and intends to make, timely distributions so that it is not subject to the 4% excise tax.

    Failure to Qualify

If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. In this case, however, taxable income may be reduced by available net operating losses. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless the Company is entitled to relief under specific statutory provisions, the Company would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to this statutory relief.

    Loss Carryovers

The Company has net operating loss carryovers from previous tax years in the amount of approximately $65 million. In general, a REIT may carry its net operating losses forward for up to 20 years—15 years for losses incurred in taxable years beginning on or before August 5, 1997—to offset income that would otherwise be taxable in those years, or to reduce the amount of distributions that are otherwise required in order to qualify as a REIT. The Company’s net operating losses will expire during the period from 2007 to 2009 if they are not used in the intervening years.

REITs generally pay little Federal income tax because of the distribution requirements and the deduction for dividends paid to which REITs are generally entitled. A REIT’s net operating losses are not deductible by its stockholders, and, in general, do not affect the tax treatment to stockholders of distributions received from the REIT. If a

REIT uses its net operating losses to offset its taxable income and thus reduce its distribution requirements, it may nonetheless be subject to alternative minimum tax, because a portion of the deduction for net operating losses is denied for that purpose in tax years other than 2001 and 2002.

If the Company undergoes an “ownership change” within the meaning of the Code and the Treasury regulations, its ability to subsequently use its pre-existing net operating losses in any year is limited. In that case, the amount of the net operating losses that may be used by the Company in any year would generally be limited to the product of the value of the Company’s stock at the time of the ownership change, multiplied by the long-term tax-exempt rate, which is a measure of interest rates on long-term tax-exempt bonds.

In general, an ownership change occurs if one or more large stockholders, known as “5% stockholders,” including groups of stockholders that may be aggregated and treated as a single 5% stockholder, increase their aggregate percentage interest in the Company by more than 50 percentage points over their lowest ownership percentage during the preceding three-year period. Based upon available records of stock ownership, the Company believes that an ownership change has not occurred. However, since the determination of whether there has been an ownership change is based on highly complex calculations and some uncertainties in the law, it is possible that the merger of Commercial Assets into the Company, or other transactions, caused or could cause an ownership change. The Company’s certificate of incorporation includes stockholder restrictions that are designed to prevent the unintended occurrence of an ownership change. Nevertheless, no assurance can be given that an ownership change has not occurred or will not occur. Investors are therefore cautioned that the Company’s net operating losses may not be available in their entirety and without limitation.

    Prohibited Transactions

Net income derived from a prohibited transaction is subject to a 100% excise tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Company intends to conduct its operations so that no asset owned by the Company or its pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of the Company’s business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. No assurance can be given that any property sold by the Company will not be treated as property held for sale to customers, or that the Company can comply with certain safe-harbor provisions of the Code that would prevent the imposition of the 100% excise tax.

    Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that is acquired by a REIT as the result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (ii) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated, and (iii) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% excise tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. The Company does not anticipate that it will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if the Company does receive any such income, it intends to make an election to treat the related property as foreclosure property.

    Tax Aspects of Investments in Partnerships

Background.  Substantially all of the Company’s investments are held indirectly through Asset Investors Operating Partnership. In general, partnerships are “pass-through” entities that are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by Asset Investors Operating Partnership and the other subsidiary partnerships. See “—Taxation of the Company—Effect of Subsidiary Entities—Ownership of Partnership Interests.”

Entity Classification.  The investment of the Company in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of the Company’s subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for Federal income tax purposes. If any of these entities were treated as an association for Federal income tax purposes, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the assets of the Company and items of gross income of the Company would change, which could preclude the Company from satisfying the REIT asset tests and/or the gross income tests discussed in “—Taxation of the Company—Asset Tests” and “—Income Tests,” and in turn could prevent the Company from qualifying as a REIT. See “Taxation of the Company—Failure to Qualify,” above, for a discussion of the effect of the failure of the Company to meet these tests for a taxable year. In addition, any change in the status of any of the Company’s subsidiary partnerships for tax purposes might be treated as a taxable event, in which case the Company could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Properties.  Under the Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Asset Investors Operating Partnership has acquired its interest in some properties by way of contributions of appreciated property and may acquire additional properties in that manner in the future. Consequently, allocations must be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership that holds appreciated property, the Treasury regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners. These rules apply to the contribution by the Company to Asset Investors Operating Partnership of the cash proceeds received in any offerings of its stock.

In general, holders of interests in Asset Investors Operating Partnership may be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on the sale by Asset Investors Operating Partnership or other Company subsidiary partnerships of contributed properties. This will tend to eliminate the book-tax difference over the life of these partnerships. However, the special allocations do not always entirely rectify the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the Asset Investors Operating Partnership or other Company subsidiary partnerships may cause the Company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of these contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company’s ability to comply with the REIT distribution requirements. See “—Taxation of the Company—Annual Distribution Requirements.”

Sale of Properties.  The Company’s share of any gain realized by Asset Investors Operating Partnership or any other subsidiary partnership on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% excise tax. See “—Taxation of the Company–Taxation of REITs in General” and “–Prohibited Transactions.” Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends upon all of the facts and circumstances of the particular transaction. Asset Investors Operating Partnership and the Company’s other subsidiary partnerships generally intend to hold their interests in properties for investment with a view to long-

term appreciation, to engage in the business of acquiring, developing, owning, operating, financing and leasing the properties, and to make occasional sales of the properties, including peripheral land, as are consistent with the investment objectives of the Company.

TAXATION OF STOCKHOLDERS

    Taxation of Taxable Domestic Stockholders

Distributions.  Provided that the Company qualifies as a REIT, distributions made to its taxable domestic stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed to stockholders as long-term capital gains, to the extent that they do not exceed the actual net capital gain of the Company for the taxable year, without regard to the period for which the stockholder has held its stock. A similar treatment will apply to long-term capital gains retained by the Company, to the extent that the Company elects the application of provisions of the Code that treat stockholders of a REIT as having received, for Federal income tax purposes, undistributed capital gains of the REIT, while passing through to stockholders a corresponding credit for taxes paid by the REIT on such retained capital gains. Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum Federal tax rates of 20% in the case of stockholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum Federal tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made, but rather, will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company before the end of January of the following calendar year.

To the extent that a REIT has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of the Company—Annual Distribution Requirements.” The Company has losses carried forward from prior tax years. See “—Taxation of the Company—Loss Carryovers.” These losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would they affect the character of any distributions that are actually made by a REIT, which are generally subject to tax in the hands of stockholders to the extent that the REIT has current or accumulated earnings and profits.

Dispositions of Company Stock.  In general, capital gains recognized by individuals and other non-corporate stockholders upon the sale or disposition of shares of Company stock will be subject to a maximum Federal income tax rate of 20% if the Company stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 38.6% in 2002 and 2003) if Company stock is held for 12 months or less. Gains recognized by stockholders that are corporations are subject to Federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of Company stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of Company stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from the Company that are required to be treated by the stockholder as long-term capital gain.

    Taxation of Foreign Stockholders

The following is a discussion of selected United States Federal income and estate tax consequences of the ownership and disposition of Company stock applicable to non-U.S. holders of Company stock. A “non-U.S. holder” is any person other than

(a)  a citizen or resident of the United States,

(b)  a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia,

(c)  an estate whose income is includable in gross income for Federal income tax purposes regardless of its source, or

(d)  a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

The discussion is based on current law and is for general information only. The discussion addresses only selective and not all aspects of Federal income and estate taxation.

Ordinary Dividends.  The portion of dividends received by non-U.S. holders payable out of the earnings and profits of the Company which are not attributable to capital gains of the Company and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. withholding tax at the rate of 30%, unless reduced by treaty. Certain U.S. tax treaties treat dividends from REITs less favorably than dividends received from other types of corporations. In general, non-U.S. holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of Company stock. In cases where the dividend income from a non-U.S. holder’s investment in Company stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions.  Unless Company stock constitutes a U.S. real property interest (a “USRPI”), distributions by the Company which are not dividends out of the earnings and profits of the Company will not be subject to U.S. income tax in the hands of a non-U.S. holder. In general, except as described below in “Taxation of Stockholders—Taxation of Foreign Stockholders —Dispositions of Company Stock,” a USRPI includes the stock of a corporation if 50% or more of the corporation’s assets, by value, at any time within a prescribed testing period, consist of certain direct or indirect interests in real property located within the United States. If it cannot be determined at the time at which a distribution is made whether or not such distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company. If Company stock constitutes a USRPI, as described below, distributions by the Company in excess of the sum of its earnings and profits plus and the stockholder’s basis in its Company stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of such tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of the Company’s earnings and profits.

Capital Gain Dividends.  Under FIRPTA, a distribution made by the Company to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs, such as the properties beneficially owned by the Company directly or through pass-through subsidiaries (“USRPI capital gains”), will be considered effectively connected with a U.S. trade or business of the non-U.S. holder and subject to Federal income tax at the rates applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of non-U.S. holder that is a corporation.

Dispositions of Company Stock.  Unless the Company’s stock constitutes a USRPI, a sale of such stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI if the Company is a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. The Company believes that it is, and it expects to continue to be, a domestically controlled REIT and, therefore, the sale of Company stock should not be subject to taxation under FIRPTA. Because Company stock is publicly traded, however, no assurance can be given that the Company is or will continue to be a domestically controlled REIT.

Even if the Company does not constitute a domestically controlled REIT, a non-U.S. holder’s sale of stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (a) the stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, and (b) the selling non-U.S. holder held 5% or less of the Company’s outstanding stock at all times during a specified testing period.

If gain on the sale of stock of the Company were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of Company stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (a) if the non-U.S. holder’s investment in Company stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (b) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Estate Tax.  Company stock owned or treated as owned by an individual who is not a citizen or resident, as specially defined for Federal estate tax purposes, of the United States at the time of death will be includable in the individual’s gross estate for Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual’s estate may be subject to Federal estate tax on the property includable in the estate for Federal estate tax purposes.

    Information Reporting Requirements and Backup Withholding

The Company will report to its stockholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid unless such holder (a) is a corporation or comes within other specific exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide the Company with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability.

In addition, the Company will be required to withhold a portion of any distributions to any non-U.S. holders who fail to certify their foreign status to the Company. Prospective investors in securities should consult their tax advisors regarding the application of Treasury regulations involving backup withholding and information reporting.

    Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from Federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While certain investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held its Company stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) Company stock is not otherwise used in an unrelated trade or business, distributions from the Company and income from the sale of Company stock should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI.

In certain circumstances, a pension trust that owns more than 10% of the Company’s stock could be required to treat a percentage of the dividends from the Company as UBTI, if the Company is a “pension-held REIT.” The Company will not be a pension-held REIT unless either (A) one pension trust owns more than 25% of the value of the Company’s stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of the Company’s stock, collectively owns more than 50% of such stock. The restrictions on ownership of the Company’s stock should generally prevent a tax-exempt entity from owning more than 10% of the value of the Company’s stock, or the Company from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisor regarding the federal, state, local and foreign income and other tax consequences of an investment in the Company.

LEGISLATIVE OR OTHER ACTIONS AFFECTING REITs

The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department.

Changes to the Federal tax laws and interpretations of Federal tax laws could adversely affect an investment in the Company.

STATE, LOCAL AND FOREIGN TAXES

The Company and its subsidiaries may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The Company owns properties located in a number of states and local jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of the Company and its stockholders may not conform to the Federal income tax treatment discussed above. Consequently, prospective investors should consult their own tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in the Company’s stock.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby and material tax matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s Website at “http://www.sec.gov.”

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings we will make with the SEC under sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of this offering.

Our Annual Report on Form 10-K for the year ended December 31, 2001;

Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, respectively;

The description of American Land Lease, Inc.’s Capital Stock contained in our Registration Statement on Form 10-K (File No. 1-9360) for the year ended December 31, 1998, including any amendment or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

American Land Lease, Inc.
Investor Relations
29399 U.S. Hwy 19, North Suite 320
Clearwater, Florida 33761
(727) 726-8868

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The estimated expenses in connection with the issuance and distribution of the securities being registered, all of which the selling stockholders have agreed to reimburse the Registrant, are as follows:

SEC registration fee	$28
Printing and engraving expenses	1,000
Legal fees and disbursements	25,000
Accounting fees and disbursements	5,000
Total	$31,028

Item 15.  Indemnification of Officers and Directors.

We are empowered by Section 145 of the Delaware General Corporation Law, or DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in the defense of any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director or officer of the registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Our Second Amended and Restated Certificate of Incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by the DGCL.

We are also empowered by Section 102(b) of the DGCL to include a provision in our certificate of incorporation to limit a director’s liability to us or our stockholders for monetary damages for breaches of fiduciary duty as a director. Article Sixth of our certificate of incorporation states that our directors shall not be liable for monetary damages for breach of fiduciary duty as a director except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.

We maintain policies of insurance under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

It is the opinion of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act of 1933 is against public policy and is unenforceable pursuant to Section 14 of the Securities Act of 1933.

Item 16.  List of Exhibits.

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of American Land Lease, Inc. (incorporated herein by reference to Form 10-K, File No. 1-9360, for the year ended December 31, 2000).
3.2	Third Amended and Restated By-Laws of American Land Lease, Inc. (incorporated herein by reference to Form 10-Q, File No. 1-9360, for the quarter ended June 30, 2002).
4.1	Form of certificate representing Common Stock of the Registrant (incorporated herein by reference to Form 10-K, File No. 1-9360, for the year ended December 31, 1998).
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the Common Stock being registered.
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to material income tax matters.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to Exhibit 5.1 (included in Exhibit 5.1).
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to Exhibit 8.1 (included in Exhibit 8.1).
24.1	Power of Attorney (included on signature page).

Item 17.  Undertakings.

(a)    The undersigned registrant hereby undertakes:

         (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                  (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

                  (iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 5(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, office or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it his reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado on November 21, 2002.

AMERICAN LAND LEASE, INC. (Registrant)

By:	/s/ Terry Considine
Terry Considine Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Robert Blatz and Shannon E. Smith, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933), and to cause the same to be filed, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the 21st day of November, 2002.

/s/ Terry Considine Terry Considine	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

/s/ Thomas L. Rhodes Thomas L. Rhodes	Vice Chairman of the Board of Directors

/s/ Bruce E. Moore Bruce E. Moore	Director

/s/ Bruce D. Benson Bruce D. Benson	Director

/s/ Todd W. Sheets Todd W. Sheets	Director

/s/ Shannon E. Smith Shannon E. Smith	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

Exhibit Index

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of American Land Lease, Inc. (incorporated herein by reference to Form 10-K, File No. 1-9360, for the year ended December 31, 2000).
3.2	Third Amended and Restated By-Laws of American Land Lease, Inc. (incorporated herein by reference to Form 10-Q, File No. 1-9360, for the quarter ended June 30, 2002).
4.1	Form of certificate representing Common Stock of the Registrant (incorporated herein by reference to Form 10-K, File No. 1-9360, for the year ended December 31, 1998).
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the Common Stock being registered.
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to material income tax matters.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to Exhibit 5.1 (included in Exhibit 5.1).
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to Exhibit 8.1 (included in Exhibit 8.1).
24.1	Power of Attorney (included on signature page).